United States securities and exchange commission logo





                            February 7, 2022

       Thomas Schiller
       Chief Financial Officer
       indie Semiconductor, Inc.
       32 Journey
       Aliso Viejo, California 92656

                                                        Re: indie
Semiconductor, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed January 21,
2022
                                                            File No. 333-261269

       Dear Mr. Schiller:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 14, 2022 letter.

       Amendment No. 2 to Form S-1

       Cover Page

   1. We note your response to our prior comment 2 and reissue. Please disclose the extent of your operations in
China and Hong Kong. Please quantify, where possible, the portion that
                                                        Wuxi, including its
wholly-owned subsidiaries, indie Semiconductor HK, Ltd and
                                                        Shanghai Ziying
Microelectronics Co., Ltd, contributes to your operations and revenues.
       Executive Compensation, page 76

   2. Please update executive compensation disclosure as of the fiscal year ended December 31,
                                                        2021.
 Thomas Schiller
indie Semiconductor, Inc.
February 7, 2022
Page 2

       You may contact Bradley Ecker, Staff Attorney at (202)-551-4985 or Sherry Haywood,
Staff Attorney at (202)-551-3345 with any questions.



FirstName LastNameThomas Schiller                       Sincerely,
Comapany Nameindie Semiconductor, Inc.
                                                        Division of Corporation
Finance
February 7, 2022 Page 2                                 Office of Manufacturing
FirstName LastName